EXHIBIT 4.1

LOCKUP AGREEMENT

THIS LOCKUP AGREEMENT (the “Agreement”) is entered into as of this 28th day of April, 2006, by and between                      (the “Shareholder”) and Hologic, Inc., a Delaware corporation (the “Company”).

WHEREAS, pursuant to that certain Share Purchase Agreement by and among the Shareholder, the Company and the other parties thereto, dated as of the date hereof (the “Purchase Agreement”), the Shareholder will acquire                      shares of the Company’s Common Stock, $0.01 par value per share (collectively, the “Restricted Shares”);

WHEREAS, pursuant to the Purchase Agreement, it was a condition precedent to the Shareholder’s receipt of the Restricted Shares that the Shareholder agree to refrain from selling the Shares until the occurrence of certain events and/or the passage of certain dates;

NOW, THEREFORE, in consideration of the foregoing premises, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Lockup of Shares. (a) The Shareholder hereby agrees that in consideration for the receipt of the Restricted Shares pursuant to the Purchase Agreement, he will not, without the prior written consent of the Company, for a period one year, two years and three years after the date hereof, offer to sell, contract to sell or otherwise sell (including without limitation in a short sale), transfer, assign or dispose of (by gift or otherwise) 100%, 66 2/3% and 33 1/3%, respectively, of the Restricted Shares. Notwithstanding the foregoing, there shall be no restriction on the Shareholder’s ability to sell, offer to sell, contract to sell or otherwise sell (including without limitation in a short sale), transfer, assign or dispose of the Restricted Securities from and after the earlier to occur of the following:

(i) the date upon which the cumulative EBITDA (as defined below) of the EFO Group Companies (as such term is defined in the Purchase Agreement), measured from the date hereof, exceeds $12,000,000 (the “EBITDA Target”);

(ii) the first date after the date hereof, when the last sale price of shares of the Company’s Common Stock on the NASDAQ National Market (or any successor principal trading market or exchange for the Company’s Common Stock, the “NASDAQ”) exceeds [Insert number equal to 140% of the value of a share of Company Common Stock pursuant to the Purchase Agreement]; or

(iii) the first date after the date hereof, when the last sale price of shares of the Company’s Common Stock on the NASDAQ is less than [Insert number equal to 75% of the value of a share of Company Common Stock pursuant to the Purchase Agreement (the “Threshold Price”)].

(b) As used herein, the term EBITDA, shall mean (on a proportionally consolidated basis for the EFO Group Companies, whereby AEG Photoconductor Shanghai Co. Ltd shall only be included as if 80% owned by AEG Elektrofotografie GmbH) earnings before interest, income taxes, depreciation and amortization, less any income included in such earnings in relation to (i) release of provisions existing in the balance sheet as of as of the relevant period to the extent that no related expense is incurred in the period, (ii) gains on disposal of fixed assets; (iii) income related to matters occurring in prior periods, and (iv) other income of a non-recurring nature.

(c) If, at any time during the period ending on the one year anniversary of the date hereof, and unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) is then effective which permits the Shareholder to sell his Restricted Shares to the public, the closing price of the Company’s Common Stock on the NASDAQ falls to a closing price which is less than the Threshold Price described above, then at any time during the period that the price of Company’s Common Stock on the NASDAQ remains at a closing price which is less than such Threshold Price, the Shareholder may notify the Company that the Shareholder desires to sell all of his Restricted Shares. The Shareholder shall provide with such notice, any certificate provided by the Company representing the Tendered Shares, and a stock power duly executed in form sufficient to effect the transfer of the Tendered Shares to the Company (collectively a “Put Notice”). Upon receipt of such Put Notice, the Company shall within ten business days repurchase said Shareholder’s Restricted Shares at a purchase price equal to the closing price of the shares on the NASDAQ on the date of the Company’s receipt of the Put Notice. The Shareholder’s rights under this subsection (c) are subject to the following limitations: (i) if requested by the Company, all of the Shareholders have provided the Company with the information necessary to effect the registration of their Restricted Shares for resale pursuant to a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) (including information regarding their names, addresses, the number of shares of the Company’s Common Stock they own, their relationship with the Company and their plan of distribution for the Restricted Shares); and, (ii) no material adverse change to the assets, business or operations of the EFO Group Companies has occurred which has or could reasonably be expected to result in (A) the EFO Group Companies failing to meet its quarterly targets for EBITDA, or (B) the Company making an announcement relating to such change.

2. Governing Law. The Shareholder agrees that, notwithstanding anything to the contrary in this Agreement, this Agreement shall be governed by applicable U.S. federal securities laws and the internal laws of the State of Delaware (without regard to any conflict of law provisions), and that the sole and exclusive venue for any legal proceeding involving this Agreement shall be the courts located in the State of Delaware.

3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4. Amendments and Waivers. Any term of this Agreement may only be amended with the written consent of the Company and the Shareholder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HOLOGIC, INC.

By:
Name:
Title:

SHAREHOLDER